

SEC 05041558 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 38994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PEACOCK, HISLOP, STALEY & GIVEN, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2999 N. 44TH STREET, SUITE 100

(No. and Street)

PHOENIX	AZ	85018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID W. MILLER (602) 952-6800

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAYER HOFFMAN MCCANN P.C.

(Name – *if individual, state last, first, middle name*)

3101 N. CENTRAL AVENUE, SUITE 300, PHOENIX, AZ 85012

(Address) (City) (State) (Zip Code)


PROCESSED
APR 0 4 2005
THOMSON
FINANCIAL
SEC MAIL
RECEIVED
PROCESSING
MAR 0 7 2005
WASH, D.C.
179
SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS R. HISLOP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PEACOCK, HISLOP, STALEY & GIVEN, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

MANAGING DIRECTOR, CEO

Title



Notary Public


OFFICIAL SEAL
JOLENE A. SONNIER
NOTARY PUBLIC - State of Arizona
MARICOPA COUNTY
My Comm. Expires Feb. 28, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PEACOCK, HISLOP, STALEY & GIVEN, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Year Ended December 31, 2004

CONTENTS

	Pages
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 9
SUPPLEMENTAL INFORMATION	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Reconciliation of Net Capital Pursuant to Rule 17a-5(d)-(4)	11
Report on Internal Control Under Rule 17a-5	12 - 13



Mayer Hoffman McCann P.C.
An Independent CPA Firm

3101 North Central Avenue, Suite 300
Phoenix, Arizona 85012
602-264-6835 ph
602-265-7631 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of

PEACOCK, HISLOP, STALEY & GIVEN, INC.

We have audited the accompanying statement of financial condition of ***Peacock, Hislop, Staley & Given, Inc.*** at December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of ***Peacock, Hislop, Staley & Given, Inc.*** Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Peacock, Hislop, Staley & Given, Inc.*** at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital under rule 5c3-1 of the Securities and Exchange Commission presented on page 10, and the reconciliation of net capital pursuant to rule 17a-5(d)-(4) on page 11, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Mayer Hoffman McCann P.C.

Phoenix, Arizona
February 11, 2005

PEACOCK, HISLOP, STALEY & GIVEN, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash	$ 836,921
Receivables:	
Receivables from clearing broker	683,355
Commissions and fees from customers	145,865
Other receivables	51,326
Securities owned:	
Marketable, at market value	2,319,785
Not readily marketable, at cost	79,523
Prepaid expenses and deposits	26,277
Employee notes receivable	94,112
Other notes receivable	10,062
Property and equipment, net	178,488
TOTAL ASSETS	$ 4,425,714

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 74,774
Payable to clearing broker	1,361,873
Securities sold, but not yet purchased	60,890
Accrued expenses	794,889
Deferred rent	103,607
Long-term debt	16,708
TOTAL LIABILITIES	2,412,741
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock, no par, stated value of $1 per share, authorized 1,000,000 shares, issued and outstanding 80,717 shares	80,717
Additional paid-in capital	1,233,802
Retained earnings	698,454
TOTAL STOCKHOLDER'S EQUITY	2,012,973
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 4,425,714

See Notes to Financial Statements

PEACOCK, HISLOP, STALEY & GIVEN, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

REVENUES	
Commissions	$ 4,391,471
Trading profits	2,986,188
Consulting and advisory fees	1,501,182
Underwriting profits	265,840
Dividends and interest	228,438
Other revenues	155,041
TOTAL REVENUES	9,528,160
EXPENSES	
Employee compensation and benefits	5,025,909
Commissions	1,883,781
Occupancy	380,887
Clearing fees	325,097
Legal and accounting	214,014
Communications	130,357
Travel and entertainment	104,089
Regulatory fees	77,718
Interest	40,086
Other expenses	695,636
TOTAL EXPENSES	8,877,574
NET INCOME	$ 650,586

See Notes to Financial Statements

PEACOCK, HISLOP, STALEY & GIVEN, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2004

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at January 1, 2004	80,717	$ 80,717	$ 1,233,802	$ 697,868	$ 2,012,387
Net income	-	-	-	650,586	650,586
Dividends to stockholder	-	-	-	(650,000)	(650,000)
Balance at December 31, 2004	80,717	$ 80,717	$ 1,233,802	$ 698,454	$ 2,012,973

See Notes to Financial Statements

PEACOCK, HISLOP, STALEY & GIVEN, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 650,586
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	61,936
Gain on sale of property and equipment	(200)
Changes in operating assets and liabilities:	
Decrease (increase) in:	
Receivables from clearing broker	212,332
Commissions and fees receivable from customers	(59,865)
Other receivables	(565)
Securities, at market value	317,755
Securities, not readily marketable	(59,422)
Prepaid expenses and deposits	28,058
Employee notes receivable	(79,112)
Other notes receivable	2,677
Increase (decrease) in:	
Accounts payable	3,926
Payable to clearing broker	16,018
Securities sold, but not yet purchased	(111,913)
Accrued expenses	331,740
Deferred rent	(3,307)
Net cash provided by operating activities	1,310,644
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(63,859)
Proceeds from sale of property and equipment	200
Net cash used in investing activities	(63,659)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid to stockholder	(650,000)
Payments on long-term debt	(8,377)
Net cash used in financing activities	(658,377)
NET CHANGE IN CASH	588,608
CASH, BEGINNING OF YEAR	248,313
CASH, END OF YEAR	$ 836,921

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for interest	$ 40,086

See Notes to Financial Statements

PEACOCK, HISLOP, STALEY & GIVEN, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2004

(1) Company operations and summary of significant accounting policies

Company operations - ***Peacock, Hislop, Staley & Given, Inc.*** (the "Company") is incorporated in the state of Arizona. The Company is a full service broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers, Inc. (NASD), the Municipal Securities Rule making Board (MSRB), and the Securities Investors Protection Corporation (SIPC). The Company also offers underwriting services for municipal debt securities and corporate debt and equity securities. During 2002, the stockholders of the Company contributed all 80,717 issued and outstanding shares of common stock to Tumacacori Holdings, Inc. in exchange for common stock. The Company is a wholly-owned subsidiary of Tumacacori Holdings Inc. These financial statements include the accounts of the Company only. The Company is headquartered in Phoenix, Arizona and provides services to customers throughout the United States.

The significant accounting policies followed by the Company are as follows:

Management's use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions - Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Accounts receivable and payable for security transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Revenue recognition - Commissions, consulting and advisory fees are recognized when there is persuasive evidence of an arrangement, services have been provided to the customer, fees are fixed or determinable and collectibility is reasonably assured.

Investment banking - Investment banking revenues include gains, losses, and fees (net of syndicate expenses) arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger and acquisition, and financial restructuring advisory services. Investment banking management fees are recorded on trade date, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Cash - Cash includes cash held in checking and savings accounts. Cash deposits are insured in limited amounts by the Federal Deposit Insurance Corporation (FDIC).

Receivables from customers - Accounts receivable from customers include amounts due on cash and margin transactions. Accounts receivable are stated at the amount management expects to collect. Management considers accounts receivable from customers to be collectible in full and, accordingly, an allowance for doubtful accounts is not considered necessary as securities owned by customers are held as collateral for receivables.

Property and equipment - Property and equipment is carried at cost. Depreciation is computed using the straight-line method for financial reporting purposes over estimated useful lives of five to seven years. Depreciation is computed using accelerated methods for income tax purposes. Repairs and maintenance are charged to expense and renewals and betterments are capitalized.

(1) Company operations and summary of significant accounting policies (continued)

Income taxes - The Company has elected, by consent of its stockholder, to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company generally does not pay corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on the Company's taxable income.

(2) Net capital requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15.0 to 1.0. At December 31, 2004, the Company had net capital of $1,134,206, which was $884,206 in excess of its minimum required net capital. The aggregate indebtedness to net capital ratio was .87 to 1.0.

(3) Securities owned and securities sold, but not yet purchased

Marketable securities owned and securities sold, but not yet purchased, consist of trading and investment securities at market value, as follows:

	Owned Marketable	Owned, Not Readily Marketable	Sold, But Not Yet Purchased
Unit investment trusts	$ 1,409,970	$ -	$ 59,890
Corporate bonds and notes	503,401	-	
State and municipal obligations	223,131	-	-
Equity securities	183,283	-	1,000
Firm account	-	79,523	-
Total securities owned and securities sold, but not yet purchased	$ 2,319,785	$ 79,523	$ 60,890

Securities not readily marketable include securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. Such securities are recorded at cost.

Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect account balances and the amounts reported in the accompanying financial statements.

(4) Employee notes receivable

Employee notes receivable consists of:

Employee note receivable ($92,177 face amount, noninterest bearing, less unamortized discount of $18,065)	$ 74,112
Other employee notes receivable	20,000
Total employee notes receivable	$ 94,112

Employee notes receivable are considered by management to be collectible in full and, accordingly, an allowance for doubtful accounts has not been provided.

(5) Property and equipment

Property and equipment consists of:

Cost:	
Equipment	$ 271,336
Computer equipment	283,767
Furniture	184,427
Leasehold improvements	163,705
Computer software	137,511
Automobiles	64,667
Total cost	1,105,413
Accumulated depreciation and amortization	(926,925)
Net property and equipment	$ 178,488

Depreciation and amortization expense charged to operations was $61,936 for the year.

(6) Long-term debt

Long-term debt consists of a note payable to a finance company, collateralized by an automobile, payable in monthly installments of $804 including interest at 5.99%, maturing in November 2006.

Annual maturities of long-term debt outstanding at December 31, 2004 are as follows:

Years Ending December 31,	
2005	$ 8,886
2006	7,822
Total annual maturities	$ 16,708

(7) Profit sharing plan

The Company has a profit sharing plan covering substantially all of its employees. Contributions to the plan are at the discretion of the Board of Directors. During the year the Company contributed $373,267 to the plan, of which $137,762 is included in accrued expenses in the accompanying statement of financial condition.

(8) Leases

The Company leases its office facilities and office equipment under operating lease agreements that expire at various times from February 2005 through November 2010. Future minimum lease payments under noncancelable operating leases with initial or remaining terms in excess of one year are:

Years Ending December 31,	
2005	$ 371,021
2006	370,909
2007	378,126
2008	320,629
2009	303,130
Later years	277,869
Total minimum future rental payments	$ 2,021,684

(8) Leases (continued)

No renewal options are provided for in the leases. In the normal course of business, operating leases are generally renewed or replaced by other leases. Total rental expense under operating leases with a term in excess of one month was $380,887 for the year.

The Company accounts for rent expense for the office space on a straight-line basis over the lease term. Differences between the amounts paid and amounts expensed are accounted for as deferred rent in the accompanying statement of financial condition. In addition, upon execution of the lease, the Company received $301,800, which will be used to reduce future lease payments and is included in deferred rent in the accompanying statement of financial condition.

(9) Commitments and contingencies

The Company is subject to various claims and legal actions in the normal course of business. In the opinion of management, based upon current facts and circumstances and advice from legal counsel, these matters are not expected to have a material effect on the financial condition of the Company.

(10) Concentrations of credit risk

The Company has its customers' transactions cleared through a clearing organization pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing organization may expose the Company to risk and potential loss. The Company utilizes a clearing organization that is highly capitalized.

SUPPLEMENTAL INFORMATION

PEACOCK, HISLOP, STALEY & GIVEN, INC.

SUPPLEMENTAL INFORMATION

December 31, 2004

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Stockholder's equity		$ 2,012,973
Less nonallowable assets:		
Petty cash	$ 700	
Fees receivable from customers	145,865	
Other receivables	107,203	
Securities not readily marketable	79,523	
Prepaid expenses and deposits	26,277	
Property and equipment, net	178,488	
Employee notes receivable	20,000	
Total nonallowable assets		558,056
Net capital before haircuts on security positions		1,454,917
Less: Haircuts on securities		320,711
Net capital		1,134,206
Less: Minimum net capital required		250,000
EXCESS NET CAPITAL		$ 884,206
AGGREGATE INDEBTEDNESS - LIABILITIES		$ 989,978
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.87

See Independent Auditor's Report

PEACOCK, HISLOP, STALEY & GIVEN, INC.

SUPPLEMENTAL INFORMATION

December 31, 2004

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)-(4)

NET CAPITAL PER FORM X-17A-5 (UNAUDITED)	$ 1,134,206
POST CLOSING ADJUSTMENTS:	
None	-
NET CAPITAL	$ 1,134,206

See Independent Auditor's Report



Mayer Hoffman McCann P.C.
An Independent CPA Firm

3101 North Central Avenue, Suite 300
Phoenix, Arizona 85012
602-264-6835 ph
602-265-7631 fx
www.mhm-pc.com

To the Board of Directors of

PEACOCK, HISLOP, STALEY & GIVEN, INC.

In planning and performing our audit of the financial statements of ***Peacock, Hislop, Staley & Given, Inc.*** (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Phoenix, Arizona
February 11, 2005